82-3116



GREAT QUEST METALS LTD


05009420

June 22, 2005

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on June 22, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

PROCESSED
JUL 06 2005
THOMSON
FINANCIAL

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com



GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

June 22, 2005
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest's Drill Program Continues to Intersect Gold Mineralization

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is very pleased to announce the results of assays on samples from the seventh and eighth diamond drill holes, KN 09-05 and KN 10-05, on the Djambaye 2 gold zone in the Kenieba concession in western Mali, West Africa. Holes KN 09-05 and KN 10-05 are located 80 m north of KN 06-05 and KN 07-05 respectively. The Company now can claim significant results in 8 of 8 holes drilled on the zone. Below are the sample results:

Drill Hole	Interval (metres)	Width (metres)	Gold (grams per tonne)
KN 09-05	49.75 – 53.45	3.70	2.19
KN 09-05	71.70 – 75.05	3.35	4.09
Including	74.70 – 75.05	0.35	21.30
KN 10-05	61.60 – 67.85	6.25	3.36
Including	61.60 – 63.10	1.50	7.55
KN 10-05	81.05 – 83.20	2.15	4.07

With the exception of holes KN 03-05 and KN 05-05, all of the holes drilled so far intersect two high grade sections separated by a low grade section. If this is to be an open pit situation, the entire section should be considered:

Drill Hole	Interval (metres)	Width (metres)	Est. True Width	Gold (grams per tonne)
KN 03-05	30.40 – 33.00	2.60	2.25	2.53
KN 05-05	57.77 – 68.10	10.33	8.95	1.90
KN 06-05	30.90 – 49.70	18.80	12.49	2.80
KN 07-05	53.40 – 69.00	15.60	10.37	2.80
KN 09-05	49.75 – 75.05	25.30	16.81	0.89
KN 10-05	61.60 – 83.20	21.60	14.35	1.45
KN 08-05	69.55 – 91.50	21.95	14.59	2.54

So far the Company has drill tested a 362 m length of the 2,342 m zone where gold mineralization has been traced. KN 03-05 and KN 05-05 are in the same cross-section. KN 06-05 and KN 07-05 intersect the zone 167 m north of the KN 03-05 intersection. KN 09-05 and KN 10-05 intersect the zone 80 m north of the intersection of KN 06-05, and KN 08-05 intersects the zone 115 m north of the KN 09-05 intersection.

The drill core samples were submitted to Abilab Afrique d'l'Ouest SARL (Abilab) which is located in Bamako, Mali. Most of the samples were assayed by means of fire assay with atomic absorption finish. Where visible gold was seen, the assays were completed through pulp metallic sieve analysis which is a more thorough method that helps to reduce the problems associated with the nugget effect of coarse gold. Marvin Mitchell, P.Eng, the Qualified Person pursuant to NI 43-101 on the project, has approved of the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"

Willis W. Osborne
President